OMD APPROVAL
                                UNITED STATES            OMB Number: 3235-0058
                      SECURITIES AND EXCHANGE COMMISSION Expires: March 31,2006
                            Washington, D.C. 20549       Estimated average
                                                         burden hours per
                                 FORM 12b-25             response.........2.50

                           NOTIFICATION OF LATE FILING        SEC FILE NUMBER

                                                                 000-20006
(Check  one):  [x] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
               [ ] Form N-SAR [ ] Form N-CSR
                                                               CUSIP NUMBER
          For Period Ended:  March 31, 2005
                             --------------------------         032839 10 2
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                          ------------------------

______________________________________________________________________________
Read Instructions (on back page) Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________
PART I -- REGISTRANT INFORMATION

Anchor BanCorp Wisconsin Inc.
______________________________________________________________________________
Full Name of Registrant

N/A
______________________________________________________________________________
Former Name if Applicable

25 West Main Street
______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Madison, Wisconsin 53703
______________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Anchor BanCorp Inc.'s Annual Report on Form 10-K for the fiscal year ended March 31, 2005 is not being filed within the prescribed time period because the Registrant needs more time to complete the preparation of its consolidated financial statements. The Registrant is seeking guidance on the proper accounting treatment for loans originated by the Registrant through the Mortgage Partnership Finance ("MPF") program of the Federal Home Loan Bank ("FHLB") of Chicago. Under the MPF program, the Registrant originates loans for the FHLB and in connection therewith receives fees for managing the credit risk of the loans and servicing them. Issues have been raised regarding the proper accounting for these transactions. The Registrant will file its Annual Report on Form 10-K as soon as practicable after a final determination of the issue.

(Attach extra Sheets if Needed)   Persons who are to respond to the collection
                                  of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1344 (07-03)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


         Michael W. Helser              (608)                252-8700
     ________________________      ______________      _____________________
              (Name)                 (Area Code)         (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                          Yes [x]  No  [ ]
     _______________________________________________________________________


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          Yes [ ]  No  [x] *
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   * Although the Registrant does not anticipate any such significant changes at this time, this will be dependent on the resolution of the proper accounting for its participation in the MPF program.


     =======================================================================

                        Anchor BanCorp Wisconsin Inc.
            ____________________________________________________
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  June 15, 2005             By  /s/ Michael W. Helser
      ________________              __________________________________________
                                    Michael W. Helser, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
------------------------------------------------------------------------------
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
------------------------------------------------------------------------------

                             GENERAL INSTRUCTIONS

1.This form is required by Rule 12b-25 (17 C.F.R. 240.12b-25) of the General
  Rules and Regulations under the Securities Exchange Act of 1934.

2.One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.A manually signed copy of this form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).